Exhibit 2.2

State of Maine

Department of the Secretary of State

I, the Secretary of State of Maine, certify that according to the provisions of the Constitution and Laws of the State of Maine, the Department of the Secretary of State is the legal custodian of the Great Seal of the State of Maine which is hereunto affixed and of the reports of formation, amendment and cancellation of articles of organization of limited liability companies and annual reports filed by the same.

I further certify that 181 HIGH STREET LLC is a duly formed limited liability company under the laws of the State of Maine and that the date of formation is February 15, 2008.

I further certify that said limited liability company has filed annual reports due to this Department, and that no action is now pending by or on behalf of the State of Maine to forfeit the articles of organization and that according to the records in the Department of the Secretary of State, said limited liability company is a legally existing limited liability company in good standing under the laws of the State of Maine at the present time.

In testimony whereof, I have caused the Great Seal of the State of Maine to be hereunto affixed. Given under my hand at Augusta, Maine, this seventeenth day of May 2017.

/s/ Matthew Dunlap
Matthew Dunlap
Secretary of State

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